UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Results 2Q26 July 27, 2026 Telefônica Brasil S.A.Investor Relations Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the second quarter of 2026, presented in accordance with International Accounting Standards (IFRS) and with the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. To access the spreadsheet containing the data available on our Investor Relations website, click here 2Q26 Highlights Postpaid Accesses 73.2mn +6.9% YoY 8.2mn +11.3% YoY R$15.8bn +7.6% YoY R$6.6bn +10.9% YoY Vivo delivered another quarter of solid customer growth, ending 2Q26 with 118.8 million accesses, up +2.3% YoY. Mobile accesses totaled 105.1 million, accelerating to +2.6% YoY growth from +1.3% in 1Q26. The Company continued to strengthen its 5G network, adding +325 cities over the last 12 months and reaching 978 municipalities. Human Postpaid remained a key growth driver, with +3.6 million net additions LTM, bringing the base to 52.4 million accesses (+7.3% YoY). ARPU¹ increased to R$53.9 (+0.8% YoY), while churn¹ remained at a historically low level of 1.0%. Our Fiber business delivered another quarter of strong execution, with the footprint expanding to 32.0 million homes passed (+6.4% YoY) and homes connected reaching 8.2 million (+11.3% YoY) in 2Q26. This performance supported a +1.1 p.p. increase in take-up (25.6% in 2Q26), while ARPU increased +0.7% QoQ and churn fell to 1.4% during the quarter. Net revenue reached R$15,757.4 million, increasing +7.6% YoY, supported by strong postpaid (+7.9% YoY), FTTH (+10.7% YoY) and the continued expansion of Corporate Data, ICT and Digital Services revenues (+7.8% YoY). The average monthly revenue per RGU² maintained a consistent upward trend, reaching R$68.5 LTM (+7.6% YoY). Growth was supported by B2C connectivity revenue (+5.8% YoY) and an outstanding performance from B2C new businesses (+33.6% YoY), reinforcing the strength of our diversified ecosystem beyond connectivity. EBITDA registered a double-digit growth, +10.9% YoY, the strongest performance since 3Q23, summing R$6,580.8 million, with a margin of 41.8%, +1.3 p.p. YoY. EBITDA AL³ rose +11.6% YoY, with a margin expansion of +1.2 p.p. YoY to 32.6%. Capex4 totaled R$2,588.5 million, up +6.1% YoY, lower than 1Q26 growth rate (+9.6% YoY), representing 16.4% of revenues, a reduction of -0.2 p.p. YoY. Operating Cash Flow5 reached R$3,992.3 million, increasing +14.3% YoY and leading to a margin of 25.3% (+1.5 p.p. YoY). Net income6 amounted to R$1,572.5 million, rising +17.0% YoY. On a semiannual basis, net income amounted to R$2,833.6 million (+17.9% YoY), marking its strongest first-half YoY growth in three years. Shareholder remuneration7 paid out in 2026 reached R$6,990.0 million, surpassing the amount distributed in 7M25 by +31.6%. This includes R$2,990.0 million of interest on capital declared in 2025 and R$4,000.0 million related to capital reduction. In addition, as of July 2026, we already declared R$2,220.0 million in interest on capital, representing a growth of +34.5% YoY in 7M26. We remain firmly committed to distributing at least 100% of FY26 net income to shareholders. 2 FTTH Accesses Total Revenues EBITDA 2Q26 Results 1. Excludes M2M and Dongles. 2. 56.7 million Revenue Generating Units (Taxpayer ID/CPFs). 3. AL means After Leases. More detail on page 18. 4. Does not include amounts related to IFRS 16 effects and licenses. 5. Operating Cash Flow is equal to EBITDA minus Capex ex-IFRS16 and ex-licenses. 6. Considers the net income attributed to Telefônica Brasil. 7. Considers the events paid from January 1, 2026, to July 27, 2026. Highlights 3 2Q26 Results 1. Other Revenues include Fixed Voice, xDSL, FTTC and IPTV. 2. AL means After Leases. More detail on page 18. 3. Net Income attributable to Telefônica Brasil. 4. Earnings per share (EPS) calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period. EPS for 2025 was recalculated considering the effects of the Split and Reverse Stock Split effective on April 15, 2025. More detail can be found in note 23.i) of the Financial Statements as of June 30, 2026. 5. Does not include amounts related to IFRS 16 effects and licenses. 6. Operating Cash Flow is equivalent to EBITDA less Capex ex-IFRS 16 and licenses. 7. AL Operating Cash Flow is equivalent to EBITDA After Leases less Capex ex-IFRS 16 and licenses. Prepaid performance remained on a positive trajectory in 2Q26, with revenue declining 1.3% YoY compared to a -10.6% YoY decrease in 2Q25. The prepaid base recorded positive net additions QoQ for the first time since 4Q23, reflecting a more balanced commercial performance and stronger customer engagement. This dynamic supported a +7.1% YoY increase in ARPU. 4 2Q26 Results 1. Postpaid revenue includes M2M, dongles, wholesale, and others. 2. Excludes M2M and Dongles. Mobile Business Handsets and Electronics posted another outstanding performance, with revenue growing +27.8% YoY, supported by a more competitive portfolio and a commercial strategy aimed at expanding the presence of devices, accessories and consumer electronics in our stores, driving higher sales volumes. In addition, 5G-enabled smartphones accounted for 98.8% of total units sold, +3.8 p.p. YoY. Mobile Access Million Postpaid Access Million Postpaid Churn² % Mobile Service Revenue (MSR) reached R$10,183.0 million in 2Q26, growing +6.6% YoY and once again highlighting the resilience of our mobile business. The performance was driven by Postpaid revenues, which expanded +7.9% YoY and increased their contribution to 87.0% of MSR (+1.0 p.p. YoY). Our customer value proposition continues to deliver results, as reflected in a postpaid base of 73.2 million accesses (+6.9% YoY), supported by migrations towards higher-value plans and sustained customer additions. Meanwhile, postpaid ARPU (ex-M2M and dongles) reached R$53.9 (+0.8% YoY), benefiting from an enhanced customer mix and greater usage of our services. Fixed Business FTTH Homes PassedMillion Homes Connected Million Net Fixed Revenue reached R$4,526.7 million in 2Q26, increasing +6.0% YoY, driven by the ongoing increase in FTTH revenues (+10.7% YoY) and the solid performance of Corporate Data, ICT and Digital Services (+7.8% YoY). Our fiber network further expanded during the quarter, reaching 32.0 million homes passed (+6.4% YoY) and 8.2 million homes connected (+11.3% YoY). These advances supported a take-up rate of 25.6%, up +1.1 p.p. YoY, reflecting the ongoing monetization of our network investments. Our convergent FTTH base reached 5.3 million accesses, including 3.8 million with Vivo Total², an increase of +18.4% YoY. During 2Q26, Vivo Total accounted for 86.0% of FTTH additions in our own stores, underscoring the growing relevance of convergence in customer acquisition and retention. As a result, Vivo Total penetration within the FTTH base increased to 46.3% (+6.5 p.p. YoY), highlighting significant opportunities for further expansion across our existing customer base. Corporate Data, ICT and Digital Services revenues totaled R$1,467.0 million in 2Q26, increasing +7.8% YoY and maintaining a resilient growth trajectory. Fixed Digital B2B revenues reached R$1,056.2 million, up +13.2% YoY, reflecting the continued expansion of our digital solutions business. 5 2Q26 Results 1. Other Fixed Revenues include Fixed Voice, xDSL, FTTC and IPTV. 2. Vivo Total is our product that combines fiber and mobile in a single offering. We continue to broaden our digital ecosystem through strategic partnerships that reinforce our position as a comprehensive digital services platform. B2C B2B Vivo remains well positioned to support companies in their digital transformation, leveraging a portfolio that increasingly extends beyond connectivity. In 2Q26 LTM, digital services revenues grew +14.9% YoY to R$5,466 million, representing 8.8% of total revenues (+0.6 p.p. YoY). B2B also increased its participation in the Company’s revenues, reaching 22.5% (+0.4 p.p. YoY). Vivo and EcoRodovias entered into a partnership to expand mobile coverage to over 400 kilometers of interstate roads in the states of Goiás and Minas Gerais, benefiting 1.4 million people. 1. New Business Revenues were reclassified to better reflect the nature of their perimeter: (i) in Video + Music OTTs, revenues from IPTV-acquired content were excluded; and (ii) in Financial Services, revenues from Vivo Desconto and Conta Bônus are no longer considered. 2. 56.7 million Revenue Generating Units (Taxpayer ID/CPFs). 3. Includes equipment. Digital B2B Revenues | R$ Million Cloud IoT + Messaging Digital Solutions3 Cybersecurity B2C Products & Services By integrating connectivity and digital services, B2C average monthly revenue per RGU2 reached R$68.5 in 2Q26, up +7.6% YoY. This performance reflects the success of Vivo’s ecosystem strategy and reinforces our positioning as a comprehensive digital services provider. During the quarter, we further strengthened this proposition by offering up to 12 months of Gemini AI Plus, 400 GB of cloud storage to eligible mobile and fiber customers and 3-month free subscription of YouTube Premium. Entertainment¹ In Content, Vivo offers customers access to leading music and video OTT platforms, with all services conveniently charged on the same bill as their telecom services. The portfolio was further enhanced with YouTube Premium, where customers may subscribe to the platform and get 3 months for free, adding to our value proposition and customer retention. LTM revenues reached R$890 million in 2Q26 (+25.7% YoY), driven by a subscriber base of 4.9 million users, up +33.3% YoY. Financial Services¹ Vivo Pay continues to strengthen its position as one of Vivo’s main growth pillars, leveraging our digital ecosystem, customer relationships, data capabilities and partnerships to expand credit, payment and protection offerings, such as personal loans, insurance, payroll-deductible credit and digital wallet solutions. In the last twelve months, financial services revenues increased by +12.8% YoY to R$433 million. Since its Oct/20 launch, personal loan originations have totaled R$1.3 billion, while our insurance business continues to gain relevance. In 2Q26, more than 45% of smartphones sold in our stores were bundled with insurance, up +5.0 p.p. YoY, supported by an expanded portfolio that also includes tablets, smartwatches, headphones and notebooks. Health and Wellness Vale Saúde aims to bring quality healthcare to the Brazilian population through a services hub that spans the value chain, offering telemedicine, wellness and pharmacy discount services. With nationwide coverage and a monthly subscription model, the platform has reached 511 thousand subscriptions since its launch. Over the last twelve months, it facilitated 79 thousand consultations, exams and procedures and enabled the sale of 2.6 million discounted pharmacy items, generating R$126 million in health and wellness revenues (+58.2% YoY). Digital Business 2Q26 Results 6 Costs 7 2Q26 Results Services Costs of Services and Products Sold Products Sold Increase of +5.3% YoY, well aligned with growth-oriented Digital B2B services, as well as the expanding portfolio in B2C offerings. Growth driven by a more competitive portfolio and a renewed commercial strategy that expanded the availability of products across our stores. The +10.2% YoY increase in Cost of Services and Products Sold was primarily associated with the continued growth of digital services and the strong commercial performance of the Handsets and Electronics business. +5.3% YoY| 11.2% ofRevs(-0.2 p.p. YoY) +18.6% YoY| 7.4% ofRevs(+0.7 p.p. YoY) Operating expenses rose +3.2% YoY, mainly due to stronger commercial activity throughout the period. This effect was partially compensated by the disposal of assets linked to the former fixed voice concession. Costs from Operations 8 2Q26 Results Payments Received Through Pix % Vivo App Users Million 1. Amounts of asset sales are net of costs. Digitalization KPIs Commercial & Infrastructure: +5.7% YoY | 23.7% of Revs (-0.4 p.p. YoY) The increase was driven by higher expenses related to network expansion, systems development and commercial activity, partially offset by lower infrastructure and logistics costs. We also remain focused on productivity gains through efficiency and cost optimization initiatives. Personnel: +3.2% YoY | 10.7% of Revs (-0.5 p.p. YoY) Personnel expenses reflected annual compensation and benefits adjustments, as well as workforce growth. General & Administrative: +12.3% YoY | 2.5% of Revs (+0.1 p.p. YoY) Growth was primarily driven by higher cloud, systems and software expenses, reflecting the ongoing expansion of our digital infrastructure and technology capabilities. Provision for Bad Debt: +0.5% YoY | 2.6% of Revs (-0.2 p.p. YoY) Consistent with our disciplined credit practices, PBD remained stable during the quarter. The provision decreased by -0.2 p.p. YoY as a percentage of Gross Revenue in 2Q26, supported by the quality of our customer base, the essential nature of our services and robust credit scoring and collection processes. Other Operating Income (Expenses): -92.1% YoY | 0.1% of Revs (-0.7 p.p. YoY) Other Operating Revenues (Expenses) were impacted by lower tax recoveries and higher tax-related settlements during the quarter. These effects were partially offset by R$202 million¹ in gains from the sale of concession-related assets, entirely from copper sales, compared to R$5 million in 2Q25 (R$4 million from copper and R$1 million from real estate). The year-over-year comparison was also affected by non-recurring tax-related benefits recorded in the prior-year period. From EBITDA to Net Income 9 2Q26 Results 1. Considers the net income attributed to Telefônica Brasil. EBITDA to Net Income – 2Q26 R$ Million Financial Results Net financial result totaled a net expense of R$713.8 million in 2Q26, up +3.6% YoY. The increase was primarily driven by higher lease liabilities, reflecting the Company’s strategic investments in network. Net Income Net Income¹ reached R$1,572.5 million in 2Q26, growing +17.0% YoY, supported by robust EBITDA and EBIT performance, demonstrating the Company's ability to convert revenue growth into earnings. Depreciation and Amortization Depreciation and amortization increased by +8.0% YoY, reflecting the consolidation of FiBrasil’s assets and the Company's continued investments in network infrastructure. The increase was primarily driven by the expansion of 5G, FTTH and backbone projects, in line with our strategy to enhance network quality, coverage and capacity. Going forward, D&A expenses should benefit from the end of the accelerated depreciation of legacy technologies, including copper-related assets, removing an impact of approximately R$0.3 billion per quarter from 3Q26 onwards. EBITDA EBITDA reached R$6,580.8 million in 2Q26, growing +10.9% YoY, the strongest performance since 3Q23. EBITDA margin expanded by +1.3 p.p. YoY to 41.8%. EBITDA AL increased +11.6% YoY, with margin reaching 32.6% (+1.2 p.p. YoY). Capex 10 2Q26 Results Free Cash Flow totaled R$2,661.0 million in 2Q26, a -10.7% YoY decrease. Despite EBITDA growth, cash generation was impacted by higher tax payments and lower working capital contribution compared to 2Q25, which benefited from non-recurring effects, including higher customer collections, resulting in a tougher comparison base. 1. Does not include amounts related to IFRS 16 effects and licenses. Free Cash Flow Capex¹ totaled R$2,588.5 million in 2Q26, up +6.1% YoY, representing 16.4% of Net Revenue, a reduction of -0.2 p.p. YoY, reflecting our commitment to strengthening network quality, expanding coverage and supporting long-term value creation through disciplined capital allocation. We continued to expand our network leadership, with 5G now available in 978 municipalities and covering 73% of the Brazilian population. Fiber remained a key growth vector, with 32.0 million homes passed (+6.4% YoY) and 8.2 million homes connected (+11.3% YoY). More than 75% of Capex was allocated to mobile and fixed network infrastructure, supporting increasing data demand, enhancing customer experience and driving the ongoing expansion of our fiber network across 453 cities. Indebtedness 11 2Q26 Results Loans, Financing and Debentures Net Debt | ex-IFRS 16 L.T. Debt Profile Considering Cash, Investments and Derivatives, the Company reported a net cash position of R$3,786.9 million as of June 30, 2026. Including the effects of IFRS 16 leases, net debt totaled R$10,997.8 million at the end of 2Q26. Gross debt (excluding IFRS 16 leases) totaled R$4,931.8 million at the end of 2Q26, representing a -14.4% YoY reduction, mainly driven by the repayment of the R$1,500.0 million debenture related to the 1st Series of the 7th Issuance in July 2025, partially offset by the R$0.9 billion debenture to be assumed by means of the merger of FiBrasil into the Company. Of the total gross debt, 99% is denominated in local currency and 1% in foreign currency. The Company's foreign exchange exposure is fully hedged through derivative instruments. 1. Considers liabilities for the acquisition contracts of Vita IT, Vale Saúde and IPNET, contributions made by Polígono Capital in Vivo Money, the Amnesty Program of the States of São Paulo and Paraná. More detail can be found in note 20 of the Financial Statements as of June 30, 2026. 2. Considers cash and cash equivalents and accounts receivable from FIDC Vivo Money. 3. Debt does not include fees related to FISTEL TFF for the years 2020 to 2026, totaling R$7.3 billion. Share Performance 1. According to B3’s Negotiability Index as of June 2026. 2. Earnings per share (EPS) calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period. More detail can be found in note 23.i) of the Financial Statements as of June 30, 2026. Our capital stock is composed exclusively of common shares, with voting rights, listed on B3 (ticker: VIVT3) and NYSE (ticker: VIV). Capital Markets 12 2Q26 Results VIVT3 is the 33rd most liquid stock on the Brazilian Stock Exchange, moving up three positions compared to June 2025¹. (Base 100 on 12/31/2025) 106.8 108.0 102.6 95 100 105 110 115 120 125 130 135 Dec-25 Jan-26 Feb-26 Mar-26 Apr-26 May-26 Jun-26 IBOV VIVT3 adjusted by dividends VIVT3 The Company remains focused on creating value for shareholders and delivering consistent remuneration. For the 2024–2026 period, we reaffirm our commitment to distribute no less than 100% of annual net income through a combination of dividends, interest on capital, capital reductions and share buyback programs. Shareholder Remuneration 13 2Q26 Results We distributed¹ R$6,990.0 million to shareholders in 7M26, up +31.6% compared to 7M25. This total includes R$2,990.0 million in interest on capital declared in 2025 and R$4,000.0 million related to the capital reduction approved at the Extraordinary Shareholders' Meeting held on March 12, 2026, which was paid in a single installment on July 14, 2026, to shareholders of record as of May 22, 2026. For more information on Shareholder Remuneration, click here. For more information on Shareholder Remuneration, click here. In 2026, the Company has already approved R$2,220.0 million in IoC, reflecting a strong increase of +34.5% over 7M25. The approved amount will be paid by April 30, 2027, and comprises: ▪ R$325 million in February; ▪ R$200 million in March; ▪ R$365 million in April; ▪ R$600 million in May; ▪ R$230 million in June; ▪ R$500 million in July; Earlier this year, the Company's Board of Directors approved a new Share Buyback Program as part of its strategy to optimize capital allocation and create long-term value for shareholders. Under the program, the Company may repurchase up to R$1.0 billion in shares by February 2027. 1. Considers the date of payment. Interest on Capital Declared in 2026YTD R$ Million Distribution to Shareholders¹ R$ Million Share Buyback Capital Reduction IoC Environmental, Social and Governance Vivo’s ESG Strategy comprises over 100 indicators integrated into the Sustainability Plan (SP), monitored and approved by the Board of Directors through the Quality and Sustainability Committee. The SP contains goals that contribute to the company's sustainable growth guided by ethics and integrity, aligned with Sustainable Development Goals (SDGs) and other relevant commitments on the topic. ESG Governance Highest score in FTSE ’ ESG rating, reaching 5 points on a scale of 5. The Company is also included in the FTSE4Good indexes. Pro-Ethics Company 2025–2026, recognized by the Office of the Comptroller General of Brazil (CGU) and Ethos Institute, reinforcing the strength of the Company’s Compliance Program, Vivo de Acordo. ESG transparency: Vivo published its 2025 Integrated Report, prepared in accordance with the GRI 2021, IIRC/CPC 09, SASB, TCFD and, for the first time, TNFD frameworks. The Telefônica Vivo Foundation also published its 2025 Social Report. ESG recognitions: (i) recognized by Exame as the best ESG company in the Telecommunications, Technology and Media sector for the third consecutive year; (ii) winner of the Valor Executive Award in the IT & Telecom category, granted by Valor Econômico; (iii) recognized by the Brazil Global Compact Network for exceeding the gender and race targets proposed for 2025 under Ambition 2030; and (iv) achieved 1st place in Linkedin Top Companies 2026 (São Paulo). Social Telefônica Vivo Volunteers Day mobilized approximately 10.5 thousand volunteers in simultaneous initiatives across 37 cities. In total, 52 institutions were supported, 75% of which are focused on public education, including 34 schools and 18 social organizations, impacting more than 46 thousand people, including children, young people, adults and elderly. 2026 Internship Program and Young Apprentice Program: 500 internship positions and more than 400 young apprenticeship opportunities, with 50% of the openings reserved exclusively for black talent. Environmental “ Recicle nas Escolas” reaches 37 tons, through initiatives carried out in public and private schools. Together with the Telefônica Vivo Foundation’s Volunteers Day, a challenge was held involving 33 schools and 32 thousand children, youth and teachers. Packaging recycling: Vivo offset 100% of its packaging through recycling credits, involving more than 120 cooperatives and contributing to a +50% increase in the annual income of cooperative members. The initiative exceeds the 34% required by regulation and covers all Brazilian states. Planting of the first seedlings of the Floresta Futuro Vivo Project, with the participation of the Tembé Indigenous people in the ceremony. A social listening phase was also conducted to gather perceptions from surrounding communities, including local Indigenous communities. R$ 3.4 billion in revenue, over the last 12 months, generated from solutions that promote energy and climate efficiency. 14 2Q26 Results Operational Indicators 15 2Q26 Results Mobile Business Fixed Business 1. Data published by ANATEL for May 2026. Income Statement 16 2Q26 Results 1. Other Revenues include Fixed Voice, xDSL, FTTC and IPTV. 2. Net Income attributable to Telefônica Brasil. 3. Earnings per share calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period. More detail can be found in note 23.i) of the Financial Statements as of June 30, 2026. Balance Sheet 17 2Q26 Results Additional Information 18 2Q26 Results EBITDA After Leases (IFRS 16) Depreciation and Amortization 1. Purchase Price Allocation Glossary 19 2Q26 Results Operational ont ly average revenue per user an indicator of customerrevenue.Customer cancellation rate during a given period. e lo er t erate t e better t e retention.Clients o subscribe to bot mobile and F services eit ert roug Vivo otal or on a standalone basis. ortable device t at enables mobile internet access usually via B.Fiber optic tec nology t at delivers internet connection directlyto t e customer s residence ensuring ig speed and stability. ouse olds t at ave effectively contracted and are using beroptic service.Number of ouse olds it ber optic infrastructure availablefor service subscription. et of tec nologies focused on digital communication andinformation management.Connectivity bet een p ysical ob ects and t e internet enabling automation and remote monitoring.Communication bet een devices it out uman intervention common in Io solutions suc as credit card points of sale o . ifference bet een t e number of ne activated accesses andcancellations during a given period.Content services suc as video and music streaming deliveredover t e internet. obile plan ere t e customer pays after usage usually it mont ly billing. lan ere t e customer ma es advance top ups to useservices.Convergent offering t at combines ber and postpaid mobileservices into a single plan and bill. Glossary 20 2Q26 Results Financial Funds invested in long term assets suc as net or infrastructure tec nology and expansion. easures a company s operational earnings generation beforeinterest taxes depreciation and amorti ation. BI A ad usted for lease effects IF 6 providing a clearervie of operational cas generation.Cas generated from operations after investments leasepayments or ing capital net nancial result and taxes available for debt repayment dividends or reinvestment. otal nancial obligations of t e company not accounting foravailable cas .Financial instrument used to protect t e company againstexc ange rate uctuations. ross debt minus cas and cas e uivalents. e company s total pro t after all expenses interest and taxes.Accounting estimate of losses from delin uent customers re ecting t e company s credit policy. peration t at reduces t e number of s ares in circulation proportionally increasing t eir unit value it out c anging t etotal investment value.Value distributed to s are olders t roug dividends interest one uity s are buybac s or capital reductions. e ects t ecompany s commitment to value creation and investmentattractiveness. peration t at increases t e number of s ares in circulation proportionally reducing t eir unit value to en ance li uidity. This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments. Results Call 21 2Q26 Results Date July 28th, 2026(Tuesday) Time 10:00 a.m.(Brasília time) 09:00 a.m.(New York time) Connection Live transmission in English Telefônica Brasil Investor Relations Team Av. Eng. Luis Carlos Berrini, 1376 18th Floor – Cidade Monções – SP 04571-000 ir.br@telefonica.com Information available on the website: ri.telefonica.com.br A replay of the conference call will be available after the end of the event, on our website Click here

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 27, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director